Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. REPORTS
FIRST QUARTER RESULTS
– Meets Quarterly Earnings Guidance –

TORONTO, April 17, 2003 — Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its unaudited financial results for the first quarter ended March 31, 2003. All amounts are expressed in U.S. dollars.

“Despite the current environment, we are pleased to report EBITDA1 of $42.2 million, which met our expectations and represented an increase of 10.8% over the prior year,” said William R. Fatt, chief executive officer of FHR. “Our owned portfolio continues to benefit from our strength in the leisure market and a considerable Canadian component. Favorable exchange rate movements also contributed to an improvement in results. On a comparable basis, revenue per available room (“RevPAR”) for our owned portfolio was about flat, down 0.5%, and RevPAR at all of our Fairmont managed hotels declined 4.1%.”

	Three months ended
(In millions except EPS amounts)	March 31

	2003	2002

Operating Revenues[2]	$167.9	$142.4
EBITDA	42.2	38.1
Net Income	12.5	13.6
Basic earnings per share	$0.16	$0.17

Continued Mr. Fatt, “The lodging industry is facing an exceptionally challenging environment. War in Iraq, weak U.S. and global economies, problems in the airline industry and severe acute respiratory syndrome have all combined to depress industry conditions. In March, we saw a noticeable deterioration in business once the war became imminent.”

First Quarter Consolidated Results

Operating revenues2 increased 17.9% to $167.9 million in 2003 and first quarter EBITDA improved 10.8% to $42.2 million from $38.1 million in 2002. This met management’s EBITDA expectation for the quarter of $37.5-$47.5 million. Real estate activities contributed $9.3 million in EBITDA in 2003 versus $0.5 million in the first quarter of 2002.

Net income was $12.5 million compared to $13.6 million in 2002 and earnings per share (“EPS”) was $0.16 compared to $0.17 in 2002. Higher than expected gains from land sales helped EPS exceed management’s expectation of $0.105-$0.145.

First Quarter Hotel Ownership Operations

Revenues from hotel ownership improved 13.4% to $140.4 million compared to 2002. The acquisitions of The Fairmont Orchid, Hawaii in December 2002 and The Fairmont Copley Plaza Boston this February generated virtually all of this increase, as revenues from the remaining properties were comparable with 2002.

RevPAR was relatively flat at $115.25 compared to $115.83 in the first quarter of 2002, resulting from a 4.0% increase in average daily rate (“ADR”) offset by a 2.6 point drop in occupancy. The Canadian owned hotels posted a RevPAR increase of 3.7%, driven by a 9.6% improvement in ADR notwithstanding a 3.5 point occupancy decline. RevPAR decreased by 2.8% at the U.S. and International comparable portfolio on reduced occupancy combined with a fairly flat ADR. Performance was supported by strength at The Fairmont Banff Springs and The Fairmont Kea Lani Maui as well as favorable currency fluctuations that positively impacted the Canadian hotel results.

First Quarter Management Operations

Fairmont

Revenues under management of $309 million increased 8.8% over 2002, mainly from the addition of four new management contracts during the latter half of 2002. Management fee revenues increased to $10.4 million from $8.8 million in 2002, in line with the increase in revenues under management.

RevPAR was down 4.1% during the first quarter, resulting from a 2.6% improvement in ADR, which was offset by a 3.9 point occupancy decline. RevPAR was up 1.1% at Fairmont’s Canadian comparable portfolio, largely due to a significant increase in ADR, offset by an occupancy decline. The U.S. and International portfolio experienced a RevPAR decline of 7.3% driven by decreases in both occupancy and ADR. Strong performance at The Fairmont Banff Springs and favorable currency fluctuations positively impacted operating statistics for FHR’s Canadian properties.

Delta

In the first quarter of 2003, revenues under management increased 5.3% to $68 million resulting in management fee revenues rising to $3.1 million compared to $2.2 million in 2002. A one-time payment received relating to the termination of two management contracts in 2000 and 2001 also improved management revenues. During the quarter, RevPAR increased 11.2%, resulting from a 2.8 point improvement in occupancy and a 5.9% rise in ADR, which was driven by favorable currency fluctuations.

Capital Expenditures

Hotel related capital expenditures for the quarter totaled $15.8 million. Projects underway during the quarter included guestroom renovations at The Fairmont Copley Plaza Boston and the ongoing construction of the meeting facility at The Fairmont Chateau Lake Louise.

Over the past few years, FHR has invested significantly in its portfolio, including substantial capital investments in seven of its key properties. Attractive returns on the capital invested are expected to be achieved once the properties realize the full benefit of these improvements, which typically occurs two to three years after completion. FHR expects that total capital expenditures in 2003 will be in the range of $110-$120 million.

In the second quarter, FHR will begin a renovation program at The Fairmont Orchid, Hawaii, which is expected to be completed in early 2004. Plans include refurbishments to the restaurants and public areas, the conversion of one floor to Fairmont Gold and the renovation of the resort’s current spa. Also in May, The Fairmont Royal Pavilion will close for approximately six months to renovate the resort’s guestrooms. In October, the final phase of guestroom renovations will begin at The Fairmont Copley Plaza Boston and is expected to conclude in early 2004.

Corporate Activities

On March 4, FHR completed the sale of land in Vancouver’s Coal Harbour to the province of British Columbia, for the expansion of the city’s Convention & Exhibition Centre. The selling price for the land was approximately $18.6 million. FHR received gross proceeds of about $13.9 million for its 75% interest in the land. This real estate sale was incorporated in the Company’s full-year earnings guidance provided in January.

On February 14, FHR completed a three-year, $120 million financing secured by The Fairmont Kea Lani Maui. The proceeds were used to repay existing bank debt.

On February 4, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia. One million common shares were issued to satisfy in part the Company’s obligation under the agreement. FHR assumed approximately $64.5 million of secured debt on the hotel.

The Company has the capacity to repurchase up to 10% of its outstanding shares in the twelve-month period ending October 2, 2003. During the quarter, FHR repurchased 249,400 shares for a total cost of $5.0 million. No shares were repurchased in the fourth quarter of 2002.

Outlook

Commented Mr. Fatt, “The current operating environment remains a challenge due to the war in Iraq, a weak U.S. economy and the recent concerns about severe acute respiratory syndrome. Given the uncertainty of the impact these factors will have on our business in the near-term, we are suspending our quarterly and full-year guidance. We expect to resume providing earnings estimates as soon as conditions stabilize.”

“We continue to believe that we will outperform the industry in 2003. We have invested heavily in many of our world-class properties and as a result, our unique collection is in the best physical condition ever,” said Mr. Fatt. “Our strong balance sheet provides financial strength during this challenging time and gives us the capability to grow should the right opportunities present themselves. These competitive advantages, combined with a good control of operating expenses, position us well to withstand the current environment and benefit from a rebound in the industry.”

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 80 luxury and first-class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont, North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

FHR will hold a conference call today, April 17, 2003 at 2:30 p.m. Eastern Time to discuss these results. To participate, please dial 416.641.6450 or 1.800.404.8949 approximately 10 minutes prior to the beginning of the call to receive clearance from the operator. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on April 17, 2003 through to 4:30 p.m. Eastern Time on April 24, 2003 by dialing 1.800.633.8625 using the reservation #21139441. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR’s website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended
	March 31

	2003	2002	Variance

OWNED HOTELS
Worldwide
RevPAR	$115.25	$115.83	(0.5%	)
ADR	196.12	188.61	4.0%
Occupancy	58.8%	61.4%	(2.6 points	)
Canada
RevPAR	$86.27	$83.20	3.7%
ADR	141.25	128.85	9.6%
Occupancy	61.1%	64.6%	(3.5 points	)
U.S. and International
RevPAR	$141.38	$145.43	(2.8%	)
ADR	249.42	248.42	0.4%
Occupancy	56.7%	58.5%	(1.8 points	)

	Three months ended
	March 31

	2003	2002	Variance

FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	$91.97	$95.88	(4.1%	)
ADR	163.83	159.68	2.6%
Occupancy	56.1%	60.0%	(3.9 points	)
Canada
RevPAR	$66.42	$65.72	1.1%
ADR	119.37	109.54	9.0%
Occupancy	55.6%	60.0%	(4.4 points	)
U.S. and International
RevPAR	$120.51	$130.03	(7.3%	)
ADR	212.56	216.34	(1.7%	)
Occupancy	56.7%	60.1%	(3.4 points	)

DELTA MANAGED HOTELS
Worldwide
RevPAR	$47.52	$42.74	11.2%
ADR	82.25	77.70	5.9%
Occupancy	57.8%	55.0%	2.8 points

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. No hotels were excluded due to the impact of major renovations.

1.	EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“GAAP”). FHR’s calculation of EBITDA may be different than the calculation used by other entities.

2.	Operating revenues are defined as revenues before other revenues from managed and franchised properties. Other revenues from managed and franchised properties consist of the recovery of expenditures made on behalf of such properties primarily for marketing and reservation services as specified in the management and franchise agreements. As such, management considers operating revenues to be a more meaningful indicator of its operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of operating revenues may be different than calculations used by other entities.

Contacts:	M. Jerry Patava Executive Vice President and Chief Financial Officer Tel: 416.874.2450	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)
(Unaudited)

	March 31	December 31
	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$50.3	$49.0
Accounts receivable	57.7	47.0
Inventory	13.6	12.5
Prepaid expenses and other	12.5	10.9

	134.1	119.4
Investments in partnerships and corporations (note 3)	49.0	68.9
Investment in Legacy Hotels Real Estate Investment Trust	97.8	96.4
Non-hotel real estate	88.0	88.8
Property and equipment	1,577.6	1,441.1
Goodwill	126.1	123.0
Intangible assets	205.2	201.7
Other assets and deferred charges	85.2	83.7

	$2,363.0	$2,223.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$105.5	$102.7
Taxes payable	9.4	5.3
Dividends payable	—	2.4
Current portion of long-term debt	73.5	72.3

	188.4	182.7
Long-term debt	536.5	463.2
Other liabilities	85.9	81.4
Future income taxes	99.1	96.4

	909.9	823.7

Shareholders’ equity (note 4)	1,453.1	1,399.3

	$2,363.0	$2,223.0

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended March 31

	2003	2002

Revenues
Hotel ownership operations	$140.4	$123.8
Management operations	8.6	6.3
Real estate activities	18.9	12.3

Operating revenues	167.9	142.4
Other revenues from managed and franchised properties	7.0	6.6

	174.9	149.0
Expenses
Hotel ownership operations	105.5	84.7
Management operations	3.9	4.4
Real estate activities	9.6	11.8

Operating expenses	119.0	100.9
Other expenses from managed and franchised properties	7.0	6.6

	126.0	107.5
Income (loss) from investments and other	(6.7)	(3.4)

Operating income before undernoted items	42.2	38.1
Amortization	16.3	13.7
Other (income) expenses, net	—	(6.7)
Reorganization and corporate expenses	—	(0.2)
Interest expense, net	5.9	4.5

Income before income tax expense and non-controlling interest	20.0	26.8

Income tax expense
Current	5.3	4.2
Future	2.2	8.8

	7.5	13.0

Non-controlling interest	—	0.2

Net income	$12.5	$13.6

Weighted average number of common shares outstanding (in millions) (note 4)
Basic	79.3	78.6
Diluted	80.0	80.0
Basic earnings per common share	$0.16	$0.17
Diluted earnings per common share	$0.16	$0.17

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended March 31

	2003	2002

Cash provided by (used in)

Operating activities
Net income	$12.5	$13.6
Items not affecting cash
Amortization of property and equipment	15.6	13.1
Amortization of intangible assets	0.7	0.6
(Income) loss from investments and other	6.7	3.4
Future income taxes	2.2	8.8
Non-controlling interest	—	0.2
Other	2.7	(5.2)
Change in non-hotel real estate	7.4	8.3
Changes in non-cash working capital items (note 5)	(11.7)	(8.1)

	36.1	34.7

Investing activities
Additions to property and equipment	(15.8)	(31.2)
Acquisitions, net of cash acquired (note 3)	6.0	—
Investments in partnerships and corporations	(0.1)	—

	(9.9)	(31.2)

Financing activities
Issuance of long-term debt	123.5	39.0
Repayment of long-term debt	(142.5)	(23.4)
Issuance of common shares	—	0.4
Repurchase of common shares	(5.0)	(0.7)
Dividends paid	(2.4)	(1.6)

	(26.4)	13.7

Effect of exchange rate changes on cash	1.5	(1.4)

Increase in cash	1.3	15.8
Cash — beginning of period	49.0	52.7

Cash — end of period	$50.3	$68.5

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended March 31

	2003	2002

Balance — Beginning of period	$38.5	$(19.6)
Net income	12.5	13.6

	51.0	(6.0)
Repurchase of common shares (note 4)	(1.2)	—

Balance — End of period	$49.8	$(6.0)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.	Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for 115 years and currently manages properties principally under the Fairmont and Delta brands. At March 31, 2003, FHR managed 80 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at March 31, 2003, managed 41 luxury Fairmont branded properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 39 Canadian hotels and resorts at March 31, 2003.

In addition to hotel and resort management, at March 31, 2003, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 22 hotels and resorts across Canada and one in the United States. FHR also owns real estate properties that are suitable for either commercial or residential development.

Results for the quarter ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2.	These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below.

Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses will be recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and will be measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale will now be classified as held for sale. The related results of operations from these assets classified as held for sale will be reported in discontinued operations if certain criteria are met, with reclassification of prior year’s related operating results. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

3.	Acquisition

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. Certain acquisition costs have been estimated in the purchase price equation and have not yet been finalized. The mortgage is secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due March 1, 2006 and bears interest at floating rates based on LIBOR plus 225 basis points. In order to hedge against exposures to increases in interest rates, FHR has entered into an interest rate hedge to cap the LIBOR rate at 6.5%.

The total cost of the hotel, including the 50% interest already owned, acquisition costs of $0.5 less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

$37.3

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

4.	Shareholders’ equity

	March 31,	December 31,
	2003	2002

Common shares	$1,208.8	$1,191.5
Contributed surplus	141.9	141.9
Foreign currency translation adjustments	52.6	27.4
Retained earnings	49.8	38.5

	$1,453.1	$1,399.3

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three Months ended March 31

	2003	2002

	(in millions)
Weighted-average number of common shares outstanding — basic	79.3	78.6
Stock options	0.7	1.4

Weighted-average number of common shares outstanding — diluted	80.0	80.0

Under a normal course issuer bid, FHR may repurchase for cancellation up to approximately 7.8 million or 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR’s discretion and, under the current program, can be made until October 2, 2003. During the three months ended March 31, 2003, FHR repurchased 249,400 shares for total consideration of $5.0, of which, $3.8 was charged to common shares, and $1.2 was charged to retained earnings. During the three months ended March 31, 2003, FHR issued 1,950 shares pursuant to the Key Employee Stock Option Plan (“KESOP”). At March 31, 2003, 79,532,172 common shares were outstanding (2002 — 78,622,459).

During the three months ended March 31, 2003, no stock options were granted. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

	Three Months ended March 31

	2003	2002

Reported net income	$12.5	$13.6
Net income assuming fair value method used	$12.3	$13.6

Assuming fair value method used
Basic earnings per share	$0.16	$0.17
Diluted earnings per share	$0.15	$0.17

5.	Changes in non-cash working capital:

	Three months ended March 31

	2003	2002

Decrease (increase) in current assets
Accounts receivable	$(9.7)	$(5.8)
Inventory	(0.8)	0.3
Prepaid expenses and other	(0.9)	(2.7)

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(3.0)	0.7
Taxes payable	2.7	(0.6)

	$(11.7)	$(8.1)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

6.	In February 2003, FHR completed a $120.0 financing secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui. The mortgage is due March 1, 2006 and bears interest at the greater of 4.25% and LIBOR plus 310 basis points. In order to hedge against exposures to increases in interest rates, FHR has entered into an interest rate hedge to cap the LIBOR rate at 9.0%.

7.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

8.	Guarantees

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totalling $10.6 million related to debts incurred by hotels in which it holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The term of these guarantees is equal to the term of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amount has been recorded in the financial statements for amounts owing under these guarantees.

Business dispositions

In the sale of all or a part of a business, we may agree to indemnify against claims for FHR’s past business practices in the areas of tax and environmental matters. The term of such indemnification is subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents us from estimating the maximum potential liability we could be required to pay to counter parties. FHR has accruals in its financial statements of approximately $31 million related to potential claims under the indemnifications.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. FHR has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnification agreements, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

9.	Segmented Information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 22 hotels and resorts across Canada and one in the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated primarily on earnings before interest taxes and amortization (“EBITDA”), which is defined as income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. It includes income from investments and other. Amortization, other income and expenses, reorganization and corporate expenses, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three Months ended March 31, 2003

	Ownership			Management

			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total

Operating revenues	$140.4	$—	$18.9	$10.4	$3.1	$(4.9)	$167.9

Other revenues from managed and franchised properties	—	—	—	4.8	2.2	—	7.0

							174.9
Income (loss) from investments and other	(0.4)	(6.3)	—	—	—	—	(6.7)
EBITDA	29.6	(6.3)	9.3	7.1	2.5	—	42.2
Total assets (b)	1,983.5	97.8	89.8	328.6	69.5	(206.2)	2,363.0
Capital expenditures	15.6	—	—	0.2	—	—	15.8

	Three Months ended March 31, 2002

	Ownership			Management

			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total

Operating revenues	$123.8	$—	$12.3	8.8	2.2	$(4.7)	$142.4

Other revenues from managed and franchised properties	—	—	—	4.7	1.9	—	6.6

							149.0
Income (loss) from investments and other	1.1	(4.5)	—	—	—	—	(3.4)
EBITDA	35.5	(4.5)	0.5	5.2	1.4	—	38.1
Total assets (b)	1,734.4	54.0	89.9	195.9	71.2	(225.7)	1,919.7
Capital expenditures	29.9	—	—	1.3	—	—	31.2

(a)	Revenues represent management fees that are charged by Fairmont of $4.8 (2002 — $4.6) and Delta of $0.1 (2002 — $0.1) to the hotel ownership operations, which are eliminated on consolidation. Total assets represent the elimination of intersegment loans net of corporate assets.

(b)	Hotel ownership assets include $35.7 (2002 — $58.3) of investments accounted for using the equity method.